EXHIBIT 99.2

Seabridge Gold Inc.

Report To Shareholders
Quarter Ended June 30, 2006

2nd Quarter Highlights
•  7,500 meter core drill program commences at Kerr-Sulphurets
•  Winter drilling confirms new gold zones west and north of FAT deposit at Courageous Lake
•  Summer drill program commences at Courageous Lake
•  $3.6 million flow-through private placement arranged and completed to fund summer drill programs

Projects
Seabridge has commenced a 7,500 meter, two rig core drill program at its 100%-owned Kerr-Sulphurets project located in British Columbia, Canada. The program is designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work. Following the program, a 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits.

The Sulphurets deposit was the focus of an extensive drill delineation program during Placer Dome’s involvement in the project. Historic resources at Sulphurets were defined in a zone measuring approximately 1,000 meters long by 200 meters wide by 200 meters down-dip, following a low angle fault. Gold and copper are associated with quartz veins in the fault zone and in broader zones of intense silicic alteration in breccia below the fault. Seabridge is planning to drill seven core holes designed to test for strike extensions of the Sulphurets deposit to the northeast and the southwest, as well as a down-dip extension of mineralization within the heart of the Sulphurets deposit.

The Mitchell zone was first drilled by Newhawk Gold Mines and identified as a porphyry gold-copper system. In 2005 Falconbridge drilled one core hole 750 meters west of the Newhawk drilling and encountered similar grades (approximately 0.70 grams per tonne gold and 0.20% copper). Previous work suggests that the zone may extend over an area of 1,500 by 500 meters. More than 19 core holes will be drilled this summer into this area on 200 meter centers with the objective of defining a reportable gold resource.

The 2006 drill program will be executed by Falconbridge Limited’s exploration team which has worked on the project for the past three years. Falconbridge had an option to earn an interest in the Kerr-Sulphurets project from September 2002 to April 2006 when it agreed to terminate its option in return for Seabridge common shares and warrants.

In February, Seabridge initiated a core drill program at its 100% owned Courageous Lake project located in the Northwest Territories, Canada. During the winter portion of the program, 26 holes were completed totaling approximately 7,100 meters. The balance of the program will be completed during the summer. The 2006 program was designed to increase the projected 8.5 year mine life of the project by testing: (1) higher grade structures within the FAT deposit which were not intersected in previous drilling; (2) two new structures to the west of the known deposit but within the projected open pit; and (3) a northern extension of the FAT deposit discovered in last year’s drilling. Drilling results from the high grade structures were reported in the Q1 report to shareholders.

Drill testing to the west of the main FAT deposit has discovered new gold mineralization which lies within the boundaries of the open pit design contained in the Preliminary Assessment on the project filed on SEDAR. The results are expected to increase the projected mine life of the FAT deposit by converting waste to ore and widening and deepening the open pit design to capture gold resources located beneath the current pit design. These zones are for the most part similar in style to the main FAT deposit.

The current resource for the FAT deposit terminates at section line 5400N. Last year’s drilling confirmed gold mineralization on section line 5750N. Drilling in this year’s winter program found no significant mineralization between 5400N and 5650N. This year’s drilling also demonstrated that gold mineralization continues north of 5750N on section line 5850N. This gold mineralization is associated with more abundant silica alteration and coarse-grained arsenopyrite in a host that contains more clastic sedimentary rock than is typical of the FAT deposit. The style of mineralization appears to be similar to the ore zones reported at the past producing Salmita and Tundra mines located 4 and 9 kilometers south of the FAT deposit respectively.

In June, Seabridge commenced a summer drill program at Courageous Lake designed primarily to further test the newly discovered gold zones in the western part of the FAT deposit. These drill holes are designed to off-set intersections in mineral zones that have not previously been incorporated into the resource model. Successful completion of this program will define mineral zones that, up to this point, have been reported as waste material in pit designs. Following completion of the program, a new resource model will be prepared and a new pit design and mine plan will be developed. The expected end result will be an increase in estimated mine life and a meaningful reduction in total projected costs per ounce for the project.

The Gold Market
Volatility was the outstanding feature of the gold market in the second quarter of this year. After barely nudging through $500 at year-end, gold sprinted into the $730 area in May on perceptions that global liquidity would continue to expand rapidly. These perceptions quickly did an about face, led by the Bank of Japan’s move to withdraw substantial liquidity from its banking system. Gold fell precipitously, hitting a low of $541 in overnight markets before bouncing off its 200-day moving average, just as it has done in every other major correction since 2001. Recovery has been uncharacteristically swift with gold trading around the $650 mark as this is written.

A chart of the gold price over the past year now looks strangely like that of many of the world’s equity markets and rather similar to industrial commodities. From this it is clear to us at Seabridge that gold has still not entered its most powerful phase when its counter-cyclical character is emphasized. In the past, gold has always enjoyed its best performance when other asset classes are weakening.

Gold strength over the past year seems to be related more to swings in speculative flows in and out of commodities and currencies based upon anticipated shifts in liquidity and inflationary pressures. Thus we have the conundrum that rising inflationary expectations trigger concern that the US Federal Reserve will raise interest rates, which strengthens the dollar and weakens gold. Therefore, rising inflation means a lower gold price - a perverse logic to say the least. And conversely, a poor job creation number means slower growth, a less aggressive Federal Reserve, a weaker dollar and a stronger gold price as well as rising equity and commodity markets. This pattern amounts to nothing more than continuing confidence in central banking.

In our view, gold will return to its historic anti-cyclical trading pattern and take its place alone at centre stage when confidence in the Fed is broken. This is a development we expect to occur in the months ahead as it becomes clear that the Fed is unwilling to impose the higher interest rates and economic pain required to quell inflation. A slowing economy and growing weakness in the all important housing sector may indeed lead to policy easing by the Federal Reserve just as price inflation is rising, unleashing inflationary expectations which de-link gold from other asset classes, especially equities and commodities. This de-linking may involve painful dislocations as it occurs but the result will, in our view, be most rewarding for Seabridge shareholders.

Financial Results
During the quarter ended June 30, 2006, the Company closed an 875,000 share private placement at $9.65 per share for $8.4 million in gross proceeds and a 325,000 share flow-through private placement at $11.25 per share for $3.6 million in gross proceeds. Proceeds from these financings were used for the acquisition of the Noche Buena project in Sonora, Mexico as well as for drilling programs at Courageous Lake and Kerr-Sulphurets. The shares issued under these private placements are subject to four-month hold periods expiring on August 20, 2006 and October 30, 2006 respectively. There were no commissions or finder’s fees payable on these transactions.

During the three month period ended June 30, 2006 Seabridge posted a net loss of $1,134,000 ($0.03 per share) compared to a loss of $384,000 ($0.01 per share) for the same period last year. Also, during the quarter ended June 30, 2006, the Company invested cash of $6,347,000 in mineral projects compared to $472,000 for the same period last year. At June 30, 2006, net working capital was $13,100,000 compared to $10,603,000 at December 31, 2005.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
August 9, 2006

SEABRIDGE GOLD INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2006

Management’s Comments on Unaudited Consolidated Financial Statements

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The financial statements of the Company have been approved by the Board of Directors.

Seabridge Gold Inc.

Management’s Discussion and Analysis
Three Months and Six Months Ended June 30, 2006

This Management Discussion and Analysis is dated August 9, 2006 and reflects the three-month and six-month periods ended June 30, 2006 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2005 Annual Report. The Company also published an Annual Information Form dated March 22, 2006 and a 20-F Report dated March 15, 2006 filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. When the price of gold was much lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past four years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia, the Pacific Intermountain Gold properties located in Nevada and the Grassy Mountain property located in Oregon. In April 2006, the Company also acquired a 1,000 hectare gold property in Sonora, Mexico. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Results of Operations
During the three months ended June 30, 2006, the Company incurred a loss of $1,134,000 or $0.03 per share compared to a loss of $384,000 or $0.01 per share in the same period of 2005. The Company’s expense in the current year’s period were higher by $327,000 for stock option compensation expense, by $276,000 for corporate and general expenses which were higher for management compensation and directors’ fees by $19,000, by $206,000 for investor relations, mineral property search activities, stock exchange and other regulatory fees, and by $40,000 for general expenses. In 2006, there was also a stock option vesting expense valued at $326,000 and a loss on foreign exchange of $225,000 as funds were accumulated to acquire the Noche Buena property.

During the six months ended June 30, 2006, the Company had net income of $176,000 or $0.01 per share compared to net income of $43,000 in the same period of 2005. The reporting of income in both periods was the result of the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenditures to the investors of flow-through financings. Without the tax recoveries, the losses for the periods would have been $1,730,000 in 2006 and $782,000 in 2005. Corporate and administrative expenses were higher in the 2006 period due to increased management compensation and directors’ fees of $44,000, an increase of $341,000 for investor relations and mineral property search activities, an increase of $25,000 for stock exchange and other regulatory fees, and $55,000 for general expenses. In 2006, there was also a stock option vesting expense valued at $366,000 and a loss on foreign exchange of $223,000 as funds were accumulated to acquire the Noche Buena property.

Quarterly Information
Selected financial information for the first two quarters of 2006 and each of the last eight quarters for fiscal years 2005 and 2004:

	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil
Income (loss) for period	$ (1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.03)	$ 0.04

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (807,000)	$ (389,000)	$ (384,000)	$ 423,000
Income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ 0.01

	4th Quarter Ended December 31, 2004	3rd Quarter Ended September 30, 2004	2nd Quarter Ended June 30, 2004	1st Quarter Ended March 31, 2004
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (400,000)	$ (418,000)	$ (517,000)	$ 109,000
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ -

In each of the first quarters in the past three years income has been recorded as a result of the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The larger loss in the fourth quarter of 2005 resulted from the expense related to stock option grants.

Mineral Interest Activities
For the three-month period ended June 30, 2006, the Company incurred net expenditures of $6,347,000 on mineral interests compared to $472,000 in the same period of 2005. In 2006, $4,890,000 was spent on acquiring and initial exploration of the Noche Buena property in Mexico, $1,095,000 was spent on the Courageous lake project and smaller amounts were spent on PIGCO and other projects. At Courageous Lake, the results of the first phase were analyzed and the second phase of the extensive drilling program was commenced to expand gold resources and possible mine life. To date, drilling results from this year’s program have confirmed new mineralized zones north and west of the existing FAT deposit as well as higher grade zones within the FAT deposit.

During the balance of the year, the Company plans to complete a 7,500 meter core drilling program at its Kerr-Sulphurets project located in British Columbia. In addition, the Company has commissioned new 43-101 studies for Courageous Lake and Kerr-Sulphurets to update resource estimates incorporating the new drill results.

Liquidity and Capital Resources
Working capital at June 30, 2006, was $13,100,000 compared to $10,603,000 at December 31, 2005. Working capital increased during the 2006 period with the completion of two private placement financings which netted $12 million and the exercise of options for $547,000. The increase in share capital was used for expenditures on operating costs and mineral properties including the acquisition of the Noche Buena property for $4.9 million, and to augment working capital.

During the three-month period ended June 30, 2006, the Company’s operating activities used cash amounting to $783,000 compared to $368,000 in the same period of 2005 and $10,329,000 was expended on mineral properties compared to $1,055,000 in the same period of 2005.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement, which is expected to occur in August 2006, the Company will issue Falconbridge 200,000 common shares of the Company (deemed value $1,974,000) and will also issue up to 2 million warrants to purchase common shares of the Company exercisable for five years from the date of issue at a price of $13.50 each. One warrant, up to the maximum of 2 million warrants, will be issued for each new ounce of gold resources discovered on the property through the year 2010.

Shares Issued and Outstanding
At August 9, 2006 the issued and outstanding common shares of the Company totalled 33,837,685. In addition, there were 2,238,500 stock options granted and outstanding (of which 905,000 had not vested) and 200,000 common shares and 2,000,000 purchase warrants were reserved for issuance under the Kerr-Sulphurets property reacquisition agreement. On a fully diluted basis, there would be 38,276,185 common shares issued and outstanding.

Related Party Transactions
During the six-month period ended June 30, 2006, a private company controlled by a director of the Company was paid $17,000 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $72,000 for corporate consulting services rendered; a new director (effective January 4, 2006) was paid $9,100 for geological consulting services, and outstanding accounts payable to directors was $31,000.

Outlook
During the balance of 2006, the Company will continue to conduct exploration activities at select projects. Drill programs for 2006 will continue at the Courageous Lake project and have commenced on Kerr-Sulphurets and on two Nevada properties. The Noche Buena project in Mexico will be the subject of new exploration work. The Company continues to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.

August 9, 2006

SEABRIDGE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2006
(unaudited, in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s annual consolidated financial statements included in its 2005 Annual Report.

2.	Mineral Interests
Expenditures on projects during the six-month periods ended June 30, 2006 and 2005 were as follows (000’s):

	Balance, December 31, 2005	Expenditures Quarter 1 2006	Expenditures Quarter 2 2006	Balance, June 30, 2006
Courageous Lake	$15,772	$2,219	$1,095	$19,086
Castle Black Rock	384	-	-	384
Grassy Mountain	3,106	71	27	3,204
Hog Ranch	1,074	13	34	1,121
Kerr-Sulphurets	527	-	23	550
Quartz Mountain	443	-	-	443
Red Mountain	773	12	20	805
Pacific Intermountain Gold	2,075	21	241	2,337
Other Nevada projects	213	-	17	230
Noche Buena, Mexico	29	49	4,890	4,968
	$24,396	$2,385	$6,347	$33,128

	Balance, December 31, 2004	Expenditures Quarter 1 2005	Expenditures Quarter 2 2005	Balance, June 30, 2005
Courageous Lake	$13,591	$1,435	$367	$15,393
Castle Black Rock	335	-	-	335
Grassy Mountain	2,970	44	1	3,015
Hog Ranch	1,008	2	1	1,011
Kerr-Sulphurets	525	-	-	525
Quartz Mountain	442	-	-	442
Red Mountain	617	23	22	662
Pacific Intermountain Gold	1,351	(9)	81	1,423
Other Nevada projects	160	-	-	160
Noche Buena, Mexico			-
	$20,999	$1,495	$472	$22,966

In April 2006, the Company acquired 100% interest in the 1,000 hectare Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement, which is expected to occur in August 2006, the Company will issue Falconbridge 200,000 common shares of the Company (deemed value $1,974,000) and will also issue up to 2 million warrants to purchase common shares of the Company exercisable for five years from the date of issue at a price of $13.50 each. One warrant, up to the maximum of 2 million warrants, will be issued for each new ounce of gold resources discovered on the property through the year 2010. At June 30, 2006, the Company had prepaid $2,500,000 to Falconbridge to conduct an exploration program on the property commencing in July 2006.

3.	Share Capital
(a)	Common shares were issued during the six-month period ended June 30, 2006, as follows:

	Shares	Amount (,000)
Balance, December 31, 2005	32,106,685	$52,915
For cash, private placements (note i)	1,200,000	12,008
For cash, exercise of stock options	531,000	547
Value of options exercised	-	77
Renunciation of flow-through share value (note ii)	-	(1,906)
Balance, June 30, 2006	33,837,685	$63,641

(i) In April 2006, the Company completed a private placement financing for 875,000 common shares at $9.65 per shares for gross proceeds of $8,443,750 and in June 2006, the Company completed a private placement flow-through financing for 325,000 common shares at $11.25 each for gross proceeds of $3,656,250. Under the terms of the flow-through financing, the Company will renounce to the investors the Canadian Exploration Expenses incurred with the proceeds of the financing.
(ii) In January 2006, the Company renounced $5,278,750 (2005 - $2,272,500) in Canadian Exploration Expenses to investors of flow-through shares in 2005 and 2004, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $1,906,000 (2005 - $821,000).

(b) Stock Options
During the six-month period ended June 30, 2006, 875,000 five-year two-tiered stock options exercisable at $10.56 each were granted to directors and officers and 15,000 one-year options exercisable at US$9.13 each were granted to a consultant for a weighted average exercise price of $10.55 each. The two-tiered options require a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. The two-tiered option grants were also subject to the approval of shareholders which was received on May 17, 2006.

The fair value of the standard 15,000 options which were granted in 2006 has been estimated using a Black Scholes option-pricing model using the following assumptions and resulted in an expense of $40,485:

Dividend yield	Nil
Expected volatility	65%
Risk free rate of return	3.8%
Expected life of options	1 year

The fair value of the 875,000 two-tiered options which were granted in 2006 has been estimated using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	3.8%
Expected life of options	5 years

The estimated fair value of the options granted amounted to approximately $3,523,000. During the current quarter, $86,900 of this amount has been expensed and the balance will be expensed over the shorter of the term of the option and when vesting actually occurs.

The Board granted two-tiered options as to 600,000 in August 2002, as to 100,000 in August 2004 and as to 50,000 in January 2005 to senior management in lieu of market rate salaries. These option grants required a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price had met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

In October 2005, the $6 vesting criteria was reached, in December 2005 the $9 vesting criteria was reached and in May 2006 the $12 vesting criteria was reached. Compensation expense on the latter two vesting criteria, which related to the vesting of 500,000 shares, was recognized in 2005 in the amount of $331,566 and the balance of $176,791 was recognized in 2006.

A summary of the status of the plan at June 30, 2006 and changes during the year are presented below:

	Shares	Amount
Outstanding at December 31, 2005	1,879,500	$959,000
Granted	890,000	127,000
Exercised	(531,000)	(77,000)
Value of 2002-2005 options vested	-	239,000
Outstanding at June 30, 2006	2,238,500	$1,248,000

4.	Related Party Transactions
During the six-month period ended June 30, 2006, a private company controlled by a director of the Company was paid $17,000 (Quarter 2 - $8,400) (2005 - $22,000 and $10,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $72,000 (Quarter 2 - $36,000) (2005 - $60,000 and $30,000) for corporate consulting services rendered and a new director (effective January 4, 2006) was paid $9,100 (Quarter 2 -$4,500) for geological consulting services.

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
June 30, 2006 and December 31, 2005
(Unaudited, 000's of Canadian dollars)
	June 30,	December 31,
	2006	2005
Assets
Current Assets
Cash and cash equivalents	$6,708	$293
Cash held for exploration expenditures	2,155	4,028
Short-term deposits	1,000	5,872
Amounts receivable and prepaid expenses (Note 2)	3,526	543
Marketable securities - at cost	178	160
	13,567	10,896

Mineral Interests (Note 2)	33,128	24,396
Investment	749	749
Reclamation Deposit	1,000	1,000
Capital Assets	67	44

	$48,511	$37,085

Liabilities
Current Liabilities
Accounts payable and accruals	$467	$293

Provision for Reclamation Liabilities	1,468	1,407
	1,935	1,700
Shareholders' Equity
Share Capital (Note 3)	63,641	52,915
Stock Options (Note 3)	1,248	959
Contributed Surplus	20	20
Deficit	(18,333)	(18,509)
	46,576	35,385

	$48,511	$37,085

On Behalf of the Board of Directors
"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Three Months and Six Months Ended June 30, 2006 and 2005
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Administrative and General Expenses
Corporate and general	$679	$403	$1,322	$835
Stock option compensation (Note 3)	327	-	366	-
	1,006	403	1,688	835
Interest income	(97)	(23)	(181)	(51)
Foreign exchange losses (gains)	225	4	223	(2)
Loss Before Income Taxes	(1,134)	(384)	(1,730)	(782)
Income tax recoveries (Note 3)	-	-	1,906	821
Income (loss) for the Period	(1,134)	(384)	176	39
Deficit, Beginning of Period	(17,199)	(16,929)	(18,509)	(17,352)
Deficit, End of Period	$(18,333)	$(17,313)	$(18,333)	$(17,313)

Income (Loss) per Share - basic and diluted	$(0.03)	$0.01	$0.01	$-
Weighted Average Number of Shares Outstanding	33,602,018	30,320,618	32,893,519	30,102,699

Consolidated Statements of Cash Flows
For the Three Months and Six Months Ended June 30, 2006 and 2005
(unaudited, 000's of Canadian dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Cash Provided from (Used for) Operations
Income (loss) for the period	$(1,134)	$(384)	$176	$39
Items not involving cash
Stock option compensation	327	-	366	-
Other	30	27	61	53
Amortization	-	1	1	2
Income tax recoveries	-	-	(1,906)	(821)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(75)	39	(94)	122
Accounts payable and accruals	69	(51)	(24)	37
	(783)	(368)	(1,420)	(568)
Investing Activities
Mineral interests	(10,329)	(1,050)	(11,416)	(2,127)
Capital assets	-	(22)	(31)	(22)
Marketable securities	(18)	-	(18)	-
Short-term deposits	4,462	725	4,872	961
	(5,885)	(347)	(6,593)	(1,188)
Financing Activities
Issue of share capital (Note 3)	12,323	862	12,555	2,866
Net Cash Provided (Used)	5,655	147	4,542	1,110
Cash and Cash Equivalents, Beginning of Period	3,208	2,290	4,321	1,327
Cash and Cash Equivalents, End of Period	$8,863	$2,437	$8,863	$2,437

Cash and Cash Equivalents, End of Period
Cash and cash equivalents	$6,708	$906	$6,708	$906
Cash for exploration expenditures	2,155	1,531	2,155	1,531
	$8,863	$2,437	$8,863	$2,437